UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         WesterFed Financial Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   957 550 106
                                 (CUSIP Number)

                                 JAMES J. CRAMER
                                 100 Wall Street
                               New York, NY 10005
                            Tel. No.: (212) 742-4480
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 August 27, 1998
                     (Date of Event which Requires Filing of
                                 this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                                              PAGE 1 OF 12 PAGES

                                  SCHEDULE 13D


CUSIP NO. 957550106                                           Page 2 of 12 Pages
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          J.J. Cramer & Co.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      320,000
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          320,000

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          320,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.7%

14        TYPE OF REPORTING PERSON

          CO

                                  SCHEDULE 13D


CUSIP NO. 957550106                                           Page 3 of 12 Pages
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          James J. Cramer

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        320,000
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          320,000

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          320,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.7%

14        TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D


CUSIP NO. 957550106                                           Page 4 of 12 Pages
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Karen L. Cramer

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        320,000
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          320,000

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          320,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.7%

14        TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D


CUSIP NO. 957550106                                           Page 5 of 12 Pages
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Cramer Partners, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
                                7         SOLE VOTING POWER

           NUMBER OF                      320,000
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          320,000

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          320,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.7%

14        TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D


CUSIP NO. 957550106                                           Page 6 of 12 Pages
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Cramer Capital Corporation

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
                                7         SOLE VOTING POWER

           NUMBER OF                      320,000
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          320,000

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          320,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.7%

14        TYPE OF REPORTING PERSON

          CO

CUSIP NO. 957550106
          ---------

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the Common Stock (the "Common Stock"), par value $.01 per share, of WesterFed Financial Corporation, a Delaware corporation (the "Company"), whose principal executive office is located at 110 East Broadway, Missoula, Montana 59802. The 320,000 shares of Common Stock to which this statement relates are referred to herein as the "Shares."

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement on Schedule 13D is being filed by Cramer Partners, L.P., a Delaware limited partnership (the "Partnership"), J.J. Cramer & Co., a Delaware corporation and the investment adviser to and manager of the Partnership (the "Manager"), Cramer Capital Corporation, a Delaware corporation and the general partner of the Partnership, James J. Cramer and Karen L. Cramer (collectively, the "Reporting Persons"). A copy of the Joint Filing Agreement among the Reporting Persons is annexed hereto as Exhibit A.

         The address of the principal business and principal office of the Manager, the Partnership and Cramer Capital Corporation is 100 Wall Street, New York, New York 10005. The business address of James Cramer and Karen Cramer is 100 Wall Street, New York, New York 10005. The present principal occupation or employment of James Cramer is President of J.J. Cramer & Co. and the present principal occupation or employment of Karen Cramer is Vice President of J.J. Cramer & Co.

         During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. James Cramer and Karen Cramer are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Shares were purchased with the personal funds of the Partnership in the amount of $7,591,626.50.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Shares were acquired for investment purposes. The Reporting Persons may consider making additional purchases of equity securities of the Company in open-market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Alternatively, the Reporting

                                                              PAGE 7 OF 12 PAGES

CUSIP NO. 957550106
          ---------

Persons may sell all or a portion of their Shares in open-market or private transactions, depending upon prevailing market conditions and other factors.

         Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of this Form.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) This statement on Schedule 13D relates to the Shares beneficially owned by the Reporting Persons, which constitute approximately 5.7% of the issued and outstanding shares of the Company.

(b) The Partnership, Cramer Capital Corporation and the Manager have sole voting and dispositive power with respect to the Shares. James Cramer and Karen Cramer have shared voting and dispositive power with respect to the Shares.

(c) Within the past sixty days, the Reporting Persons purchased or otherwise acquired Shares on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein. Except where noted, all of such purchases were made on the open market.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As discussed in Item 2 above, the Manager acts as investment adviser to the Partnership. James Cramer is the president of the Manager and Karen Cramer is the vice president. Except as set forth above, there exist no contracts, arrangements, understandings or relationships legal or otherwise among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Company, including, but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                                              PAGE 8 OF 12 PAGES

CUSIP NO. 957550106
          ---------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A       Joint Filing Agreement

         Exhibit B       Transactions in Common Stock Within Past
                         60 Days

                                                              PAGE 9 OF 12 PAGES

CUSIP NO. 957550106
          ---------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 1998

                                            J.J. CRAMER & CO.


                                            By: /s/ James J. Cramer
                                            -----------------------
                                            Name:  James J. Cramer
                                            Title: President


                                            /s/ James J. Cramer
                                            -------------------
                                            James J. Cramer


                                            /s/ Karen L. Cramer
                                            -------------------
                                            Karen L. Cramer


                                            CRAMER PARTNERS, L.P.

                                            By: CRAMER CAPITAL CORPORATION
                                                its general partner


                                            By: /s/ James J. Cramer
                                            -----------------------
                                            Name:  James J. Cramer
                                            Title: President


                                            CRAMER CAPITAL CORPORATION

                                            By: /s/ James J. Cramer
                                            -----------------------
                                            Name:  James J. Cramer
                                            Title: President

                                                             PAGE 10 OF 12 PAGES

CUSIP NO. 957550106
          ---------

                                    EXHIBIT A

                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below each hereby agrees that the Schedule 13D filed herewith and any amendments thereto relating to the acquisition of shares of the Common Stock of the Company is filed jointly on behalf of each such person.

Dated: September 4, 1998

                                            J.J. CRAMER & CO.


                                            By: /s/ James J. Cramer
                                            -----------------------
                                            Name:  James J. Cramer
                                            Title: President


                                            /s/ James J. Cramer
                                            -------------------
                                            James J. Cramer


                                            /s/ Karen L. Cramer
                                            -------------------
                                            Karen L. Cramer


                                            CRAMER PARTNERS, L.P.

                                            By: CRAMER CAPITAL CORPORATION
                                                its general partner


                                            By: /s/ James J. Cramer
                                            -----------------------
                                            Name:  James J. Cramer
                                            Title: President


                                            CRAMER CAPITAL CORPORATION

                                            By: /s/ James J. Cramer
                                            -----------------------
                                            Name:  James J. Cramer
                                            Title: President

                                                             PAGE 11 OF 12 PAGES

CUSIP NO. 957550106
          ---------

                                    EXHIBIT B

                   Transactions in Common Stock of The Company
                           Within the Last Sixty Days



                   No. of Shares
Trade Dates        Purchased/Sold               Cost Per Share              Type
-----------        --------------               --------------              ----
 7/27/98               20,000                       24.609                   P
 7/28/98               20,000                       24.063                   P
 8/4/98                10,000                       23.250                   P
 8/27/98               50,000                       17.500                   P

                                                             PAGE 12 OF 12 PAGES